Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law Atlantic Station / 201 17th Street, NW / Suite 1700 / Atlanta, GA 30363 Tel: 404.322.6000 Fax: 404.322.6050 www.nelsonmullins.com	Michael K. Rafter Tel: 404.322.6627 mike.rafter@nelsonmullins.com

February 10, 2017

VIA EDGAR

Mr. Coy Garrison

Special Counsel

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Office of Real Estate and Commodities

Washington, D.C. 20549

Re:	Strategic Storage Trust IV, Inc. Registration Statement on Form S-11 Filed July 22, 2016 Your File No.: 333-212639

Dear Mr. Garrison:

On behalf of our client, Strategic Storage Trust IV, Inc. (the “Company”), we are submitting this letter regarding the Company’s Registration Statement on Form S-11 filed on July 22, 2016 (the “Registration Statement”). This letter includes our response to the comment letter from the staff of the Commission’s Office of Real Estate and Commodities (the “Staff”) to Paula Mathews of the Company dated December 21, 2016 (the “Comment Letter”). The headings and paragraph numbers below correspond to those of the Comment Letter. We have reproduced the Staff’s comments and included our responses below each comment.

Management Compensation

Subordinated Incentive Listing Distribution, page 90

1. We note your response to comment 8 and your disclosure that, in the event that the subordinated incentive listing distribution is paid in operating partnership units or shares of your common stock, the price of such operating partnership units or shares of your common stock will be based on the average share price of your common stock for a specified period. Please provide additional disclosure regarding how the specified period will be determined.

RESPONSE: In response to this comment, please see the language added on page 93 of the prospectus which provides additional disclosure regarding how the specified period will be determined. We respectfully request that you clear this comment.

Conflicts of Interest, page 95

2. We note your disclosure on page 74 that Stephen G. Muzzy, one of your “independent directors” is also an independent director of Strategic Storage Growth Trust, Inc. Please expand upon your disclosure to discuss in more detail the conflicts of interest that Mr. Muzzy faces as a result of these associations in your Conflicts of Interests sections beginning on pages 14 and 95.

Mr. Coy Garrison

February 10, 2017

RESPONSE: In response to this comment, we have added additional disclosure on pages 15 and 98 of the prospectus regarding conflicts of interest that Mr. Muzzy might face as a result of serving as an independent director of the Company and Strategic Storage Growth Trust, Inc. We respectfully request that you clear this comment.

Index to Consolidated Financial Statement, page F-1

3. Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

RESPONSE: In response to this comment, the financial statements have been updated in accordance with Rule 3-12 of Regulation S-X. We respectfully request that you clear this comment.

Very truly yours,

/s/ Michael K. Rafter

Michael K. Rafter

cc: Ms. Paula Mathews